Exhibit 99.3

AGENDA AND EXPLANATORY NOTES
FOR THE ANNUAL GENERAL MEETING OF STELLANTIS N.V.

To be held on Tuesday April 14, 2026 at 2:00 p.m.CEST at
the offices of Freshfields Bruckhaus Deringer LLP,
Strawinskylaan 10, 1077 XZ, Amsterdam,
The Netherlands

AGENDA FOR THE 2026 ANNUAL GENERAL MEETING OF STELLANTIS N.V. ("STELLANTIS" OR "COMPANY")

1.    Opening

2.    Annual Report 2025

a.Report of the Board of Directors for the financial year 2025 (discussion)

b.Main items of corporate governance structure and compliance with Dutch Corporate Governance Code (discussion)

c.Policy on additions to reserves and on dividends (discussion)

d.Remuneration Report 2025 (advisory voting)

e.Adoption of the Annual Accounts 2025 (voting)

f.Granting of discharge to the directors in respect of the performance of their duties during the financial year 2025 (voting)

3.    Appointment of Executive and Non-Executive Directors

a.Proposal to re-appoint Mr. John Elkann as Executive Director (voting)

b.Proposal to re-appoint Mr. Robert Peugeot as Non-Executive Director (voting)

c.Proposal to re-appoint Mr. Henri de Castries as Non-Executive Director (voting)

d.Proposal to appoint Mr. Juergen Esser as Non-Executive Director (voting)

4.    Appointment of the auditor and assurance provider

a.Proposal to appoint Deloitte Accountants B.V. as the Company's independent auditor for the financial year 2026 (voting)

b.Proposal to appoint Deloitte Accountants B.V. as the Company's assurance provider for the financial year 2026 (voting)

5.    Delegation to the Board of Directors of the authority to issue shares in the capital of the Company and to limit or to exclude pre-emptive rights

a.Proposal to designate the Board of Directors as the corporate body authorized to issue common shares and to grant rights to subscribe for common shares as provided for in article 7 of the Company’s articles of association (voting)

b.Proposal to designate the Board of Directors as the corporate body authorized to limit or to exclude pre-emption rights for common shares as provided for in article 8 of the Company’s articles of association (voting)

6.    Delegation to the Board of Directors of the authority to acquire common shares in the Company's capital

Proposal to authorize the Board of Directors to acquire fully paid-up common shares in the Company’s own share capital in accordance with article 9 of the Company’s articles of association (voting)

7.    Closing

EXPLANATORY NOTES TO THE AGENDA FOR THE 2026 ANNUAL GENERAL MEETING OF STELLANTIS

1. Opening

The chairperson of the meeting will open the meeting.

2. Annual Report 2025

a. Report of the Board of Directors for the financial year 2025 (discussion)

The Management Report of the Company is contained in the Company’s Annual Report 2025. For further details please refer to the “Report on Operations” section of the Annual Report.

b. Main items of corporate governance structure and compliance with Dutch Corporate Governance Code (discussion)

In accordance with the Dutch Corporate Governance Code 2025, the main items of the Company’s corporate governance structure and its compliance with the Dutch Corporate Governance Code in 2025 will be discussed and accounted for during the Annual General Meeting of Shareholders. Further information is available in the 2025 Company’s Annual Report, in particular in the section “Corporate Governance”.

c.    Policy on additions to reserves and on dividends (discussion)

The Company's dividend policy as described below contemplated an annual ordinary dividend to be distributed by the Company to the holders of common shares. On February 6, 2026, the Board of Directors announced that, in light of the Company’s net loss for the full year2025, the Company has suspended its dividend policy. As a result, no annual dividend will be distributed in 2026. Further information is available in the press release published on February 6, 2026, which can be found on the Company’s website (www.stellantis.com).

Common shares
The Company’s dividend policy contemplated an annual ordinary dividend to the holders of common shares targeting a payout ratio of 25%-30% of the Company’s net profit for the relevant prior financial year.

The actual level of dividend to be distributed by the Company would be determined by the Board of Directors in its sole discretion and would be subject to earnings, cash balances, commitments, strategic plans and any other factors that the Board of Directors may deem relevant at the time of a dividend distribution, including adjustments for income or costs that are significant in nature but expected to occur infrequently.

Special voting shares
The holders of special voting shares are not entitled to any distributions. However, pursuant to article 29.4 of the Company's articles of association, from any amount of profits not reserved by the Board of Directors, first an amount shall be allocated and added to a separate special voting shares dividend reserve for the benefit of the holders of special voting shares (the "Special Voting Shares Dividend Reserve"). The Company has no intention to propose any distribution from the Special Voting Shares Dividend Reserve.

d. Remuneration Report 2025 (advisory voting)

Pursuant to article 2:135b subsection 2 of the Dutch Civil Code, the Remuneration Report reflecting 2025 remuneration is submitted to the General Meeting of Shareholders for its advisory vote. It is proposed to the General Meeting of Shareholders to cast a favorable advisory vote.

Following the advisory vote on the 2024 Remuneration Report at the Annual General Meeting of Shareholders held on April 15, 2025, which received 66.92% support, the Company and the Remuneration Committee have continued to prioritise transparency and constructive engagement with shareholders in the preparation of the 2025 Remuneration Report, during a period marked by significant changes in the Company’s leadership, including the departure of Mr. Carlos Tavares, formerly the Company’s Chief Executive Officer, in December 2024; the interim leadership of the Chairman, Mr. John Elkann, during the first half of 2025; and the appointment of Mr. Antonio Filosa as Chief Executive Officer mid-year.

The Remuneration Report for 2025 is contained in the Annual Report 2025 and is available on the Company's website (www.stellantis.com). For further details, please refer to the "Remuneration Report" section of the Annual Report 2025.

e. Adoption of the Annual Accounts 2025 (voting)

The Company's Annual Accounts 2025 have been drawn up by the Board of Directors and audited by the external auditor of the Company, Deloitte Accountants B.V., which has issued an unqualified opinion. The Annual Accounts 2025 reflect a net loss for the financial year 2025, which shall be allocated to the retained earnings. It is proposed that the Annual Accounts 2025 be adopted by the General Meeting of Shareholders.

f. Granting of discharge to the directors in respect of the performance of their duties during the financial year 2025 (voting)

In accordance with article 24.9 of the Company’s articles of association, the General Meeting of Shareholders is requested to grant discharge from liability to:

(i)    the Executive Directors in office in 2025 in respect of the exercise of their duties in the financial year 2025; and

(ii)    the Non-Executive Directors in office in 2025 in respect of the exercise of their duties in the financial year 2025,

as such performance is apparent from the Annual Report 2025 or otherwise disclosed to the General Meeting of Shareholders prior to the adoption of the Annual Accounts 2025.

3. Appointment of Executive and Non-Executive Directors

a.Proposal to re-appoint Mr. John Elkann as Executive Director (voting)
b.Proposal to re-appoint Mr. Robert Peugeot as Non-Executive Director (voting)
c.Proposal to re-appoint Mr. Henri de Castries as Non-Executive Director (voting)
d.Proposal to appoint Mr. Juergen Esser as Non-Executive Director (voting)

In accordance with the resolutions adopted by the General Meeting of Shareholders at the time of the appointments, the term of office of Mr. John Elkann, Mr. Robert Peugeot and Mr. Henri de Castries shall lapse at the close of the 2026 General Meeting of Shareholders (April 14, 2026).

Mr. John Elkann, Mr. Robert Peugeot and Mr. Henri de Castries were appointed for the term of office of five years beginning on January 17, 2021 and their term of office shall lapse immediately after the close of the first Annual General Meeting held after five years since January 17, 2021.

Mr. Elkann is proposed for re-appointment to the General Meeting of Shareholders upon a binding nomination made by Exor N.V. and Mr. Peugeot is proposed for re-appointment to the General Meeting of Shareholders upon a binding nomination made by Établissements Peugeot Frères S.A. / Peugeot Invest ("EPF/Peugeot Invest").

The individuals proposed for re-appointment to the General Meeting of Shareholders upon a binding nomination by Exor N.V. and EPF/Peugeot Invest shall be appointed, unless the binding effect is overruled by the General Meeting of Shareholders by a two-thirds majority of the votes cast, with such two-thirds majority of the votes cast representing more than half of the Company's issued share capital.

Taking into account the requirements set out in the Company’s articles of association and board regulations, and based on the recommendation of the ESG Committee, which oversaw the selection process with the support of an external advisor, it is proposed that the General Meeting of Shareholders re-appoint Mr. de Castries as a non executive director.

In addition the Board believes that the appointment of an additional director, increasing the total number of Board members to twelve, will further enhance the Board’s collective expertise and operational effectiveness. It is therefore proposed to appoint Mr. Juergen Esser as additional non-executive director. Juergen Esser, as Deputy CEO and Chief Financial, Technology & Data Officer of Danone, brings experience in delivering industry-leading value creation, enabled by a digital business model.

Mr. de Castries and Mr. Esser shall be appointed by the General Meeting of Shareholders with a majority of the votes cast.

The Board has assessed the suitability of each of Mr. Elkann, Mr. Peugeot, Mr. de Castries, and Mr. Esser (together, the "Nominated Directors") and, in line with the Dutch Corporate Governance Code and NYSE expectations, notes that their (re)appointment is supported by their respective skills and experience: Mr. Elkann brings long standing leadership and strategic oversight capabilities; Mr. Peugeot contributes deep automotive and governance expertise; Mr. de Castries provides strong independent judgment and financial and governance experience; and Mr. Esser adds significant financial, digital and transformation expertise.

Mr. Elkann is proposed for re-appointment as executive director and following his re-appointment is expected to be designated Chairman by the Board of Directors. Mr. Peugeot is proposed for reappointment as non-executive director and, following his re-appointment, is expected to be designated Vice Chairman by the Board of Directors. Mr. de Castries, is proposed for reappointment as non-executive director and, following his re-appointment, is expected to be designated Senior Independent Director (acting as the voorzitter under Dutch law) by the Board of Directors. Mr. de Castries and Mr. Esser qualify as independent under both the New York Stock Exchange Listing Standards and the Dutch Corporate Governance Code. Following the Annual General Meeting, the Board will determine committee composition in accordance with governance requirements; independent directors may be assigned to committees where independence is required, and Mr. Esser may be considered for committees where his financial and digital expertise is relevant, while the Executive Chairman will not serve on Board committees.

The Board has reviewed the external mandates of the Nominated Directors and concluded that, taking into account the nature and scope of such mandates, each has sufficient time to fulfil their duties to the Company, in a manner consistent with the principles of the Dutch Corporate Governance Code and prevailing NYSE governance practices. The Board’s assessment is based on a qualitative evaluation of time availability, role intensity, meeting attendance, preparation, and ability to respond effectively in exceptional or crisis situations, rather than on numerical thresholds alone.In this context, the Board has carefully assessed Mr. Elkann’s other senior executive and chair roles. Based on this qualitative review, and taking into account Mr. Elkann’s demonstrated attendance record, level of preparation, engagement in Board deliberations, and the governance and support structures in place within the Company, the Board is satisfied that Mr. Elkann is able to devote sufficient time and attention to his responsibilities and is not overcommitted.

The Board has also reviewed Mr. Peugeot’s external mandates and noted that he serves on a limited number of listed company boards, consistent with market practice and with expectations commonly applied by institutional investors. Having regard to the nature of these mandates, their time demands, and Mr. Peugeot’s attendance and contribution to the Board’s work, the Board concludes that Mr. Peugeot is able to devote sufficient time to the Company and is not overboarded.

Accordingly, the Board determines that the proposed re-elections are consistent with the principles of the Dutch Corporate Governance Code on effective management and supervision and with prevailing NYSE and institutional investor expectations regarding director capacity.

All Nominated Directors proposed for re-appointment met the Company’s attendance requirements during the last financial year, with a 100% attendance rate at Board meetings. The Board further confirms that it is not aware of any circumstances that would give rise to a structural conflict of interest in respect of any of Nominated Directors in the performance of their duties within the meaning of Dutch law and that no legal impediments exist to their service as directors. The Board has also reviewed their external mandates and concluded that each has sufficient time to fulfill their duties and does not exceed applicable overboarding expectations under Dutch and NYSE governance standards. Mr. Esser does not hold shares in the Company. The share ownership of the other Nominated Directors is disclosed in the Company’s Annual Report, which can be reviewed on the Company’s website. The nationalities of the Nominated Directors are as follows: Mr. Elkann – Italian; Mr. Peugeot – French; Mr. de Castries – French; and Mr. Esser – German. Following the proposed appointments the Board will continue to meet applicable independence thresholds under Dutch Corporate Governance Code and NYSE standards.

The Nominated Directors have stated their willingness to accept the respective appointments.
According to article 19.10 of the Company’s articles of association, the term of office of directors will in principle be for a period of two years. By a resolution of the General Meeting of Shareholders, at the proposal of the Board of Directors, the period of two years referred to in the preceding sentence may be deviated from.

In accordance with the above, it is proposed by the Board of Directors that the term of office of the Nominated Directors will be for a period ending directly after the close of the Annual General Meeting of Shareholders to be held in 2028.

The biographical details and curriculum vitae of the proposed candidates are available for inspection at the offices of the Company as well as on the Company’s website (www.stellantis.com).

4.    Appointment of the auditor and assurance provider

a.    Proposal to appoint Deloitte Accountants B.V. as the Company's independent auditor for the financial year 2026 (voting)

Pursuant to article 27 of the Company's articles of association, the General Meeting of Shareholders has the authority to appoint the independent auditor that will conduct the audit of the financial statements. The Audit Committee has reviewed the performance of the independent auditor and the effectiveness of the audit. Based on such review, the Audit Committee has recommended the appointment of Deloitte Accountants B.V. as the Company's independent auditor for the financial year 2026.

The Board of Directors concurs with the Audit Committee’s recommendation and submits to the General Meeting of Shareholders the proposal to appoint Deloitte Accountants B.V. as the Company's auditor for the financial year 2026.

b.    Proposal to appoint Deloitte Accountants B.V. as the Company's assurance provider for the financial year 2026 (voting)

The European Corporate Sustainability Reporting Directive ("CSRD") requires companies, in short, to appoint an external auditor (the "assurance provider") to carry out the limited assurance review of their sustainability reporting. The CSRD is not yet transposed into Dutch law.

Article 2:393a of the Dutch Civil Code, as currently provided for by the proposed implementing bill, gives the general meeting the authority to appoint the assurance provider.

Therefore, to the extent required by the implementation into Dutch law of the CSRD, the Board of Directors, at the Audit Committee's recommendation, proposes to the General Meeting of Shareholders to appoint Deloitte Accountants B.V. as the Company's assurance provider for financial year 2026.

5.    Delegation to the Board of Directors of the authority to issue shares in the capital of the Company and to limit or to exclude pre-emptive rights

a.    Proposal to designate the Board of Directors as the corporate body authorized to issue common shares and to grant rights to subscribe for common shares as provided for in article 7 of the Company’s articles of association (voting)

In accordance with article 7 of the Company’s articles of association, it is proposed to designate the Board of Directors as the corporate body authorized to issue common shares in the Company's capital and to grant rights to subscribe for common shares in the Company's capital.

This proposal concerns the extension of the authorization of the Board of Directors as per the date of the 2026 General Meeting of Shareholders (April 14, 2026) for a period of 18 months and therefore up to and including October 13, 2027 (being the date 18 months from the date of the 2026 General Meeting of Shareholders), and is limited to 10% of the issued common shares for general corporate purposes as per the date of the 2026 General Meeting of Shareholders (April 14, 2026), which can be used for any and all purposes.

The proposed authorization will allow the Board of Directors to be flexible and to respond quickly to circumstances that require the issuance of and/or the grant of rights to subscribe for common shares. If approved, the authorization granted will replace the current authorization of the Board of Directors to issue common shares and to grant rights to subscribe for common shares in the Company's capital, which was granted by the General Meeting of Shareholders held on April 15, 2025 for a period of eighteen months starting on April 15, 2025.

b.    Proposal to designate the Board of Directors as the corporate body authorized to limit or to exclude pre-emption rights for common shares as provided for in article 8 of the Company’s articles of association (voting)

In accordance with article 8 of the Company’s articles of association, it is proposed to designate the Board of Directors as the corporate body authorized to limit or to exclude pre-emption rights in connection with the issue of and/or the granting of rights to subscribe for common shares in the Company's capital. This proposal concerns the extension of the authorization of the Board of Directors as per the date of the 2026 General Meeting of Shareholders (April 14, 2026) for a period of 18 months and therefore up to and including October 13, 2027 (being the date 18 months from the date of the 2026 General Meeting of Shareholders).

The proposed authorization, in combination with the authorization under agenda item 5.a, will enable the Board of Directors to be flexible and to respond quickly to circumstances that require an issue of and/or the grant of rights to subscribe for common shares with or without limited preemptive rights. The authorization is limited to the percentages of the capital as described under agenda item 5.a. In accordance with article 8 of the Company’s articles of association, this proposal must be adopted with a majority of at least two-thirds of the votes cast if less than one half of the issued share capital is represented at the General Meeting of Shareholders. If one half or more of the issued share capital is represented at the General Meeting of Shareholders, the resolution can be adopted with a simple majority of the votes cast. If approved, the authorization granted will replace the current authorization of the Board of Directors to exclude or limit pre-emptive rights with respect to common shares, which was granted by the General Meeting of Shareholders held on April 15, 2025 for a period of eighteen months starting on April 15, 2025.

6.    Delegation to the Board of Directors of the authority to acquire common shares in the Company's capital

Proposal to authorize the Board of Directors to acquire fully paid-up common shares in the Company’s own share capital in accordance with article 9 of the Company’s articles of association (voting)

The Board of Directors believes that it is beneficial for the Company to have the flexibility to acquire common shares, inter alia, to service employee equity plans globally and equity-based incentive plans of the Company and to enable the Board of Directors to carry out share buy-back programs if the Board of Directors considers such buy-back programs in the best interests of the Company and its stakeholders.

Therefore, it is proposed that the General Meeting of Shareholders, in accordance with article 9 of the Company's articles of association and without prejudice to the provisions of section 2:98 of the Dutch Civil Code, delegates the authority to acquire common shares in the Company's capital to the Board of Directors, either through purchase on a stock exchange, a public tender offer, an offer for exchange or otherwise, up to a maximum number of shares equal to 10% of the Company’s issued common shares as per the date of the 2026 General Meeting of Shareholders (April 14, 2026) at a purchase price per share no lower than the nominal value of the shares and no higher than an amount equal to 110% of the market price of the shares on the New York Stock Exchange and/or the Euronext Milan and/or Euronext Paris (as the case may be); such market price being calculated as the average of the highest price on each of the five days of trading prior to the date on which the acquisition is made, as shown in the Official Price List of the New York Stock Exchange and/or Euronext Milan and/or Euronext Paris (as the case may be).

The authority pursuant to this item shall be for a period of 18 months from the date of the 2026 General Meeting of Shareholders (April 14, 2026) and therefore up to and including October 13, 2027.

This authorization will allow the Board of Directors to be flexible and to respond quickly to circumstances that require a repurchase of the Company’s common shares, and can be used for any and all purposes.
The adoption of this proposal by the General Meeting of Shareholders will replace the current authorization of the Board of Directors to repurchase common shares in the Company's capital, which was granted by the General Meeting of Shareholders for a period of eighteen months from April 15, 2025. The repurchase of common shares under this agenda item includes depositary receipts thereof.

7. Closing

The chairperson of the meeting will close the meeting.